Exhibit 12.1
Kohl's Corporation
Ratio of Earnings to Fixed Charges
(Dollars in Millions)

	2012	2011	2010
Earnings
Income before income taxes	$1,561	$1,859	$1,788
Fixed Charges	509	482	489
Less: interest capitalized during period	(2)	(6)	(6)
	$2,068	$2,335	$2,271
Fixed charges
Interest (expensed or capitalized)	$335	$309	$319
Portion of rent expense representative of interest	172	172	170
Amortization of deferred financing fees	2	1	—
	$509	$482	$489
Ratio of earnings to fixed charges	4.1	4.8	4.6